BrainScanology Inc

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	6,709.21
Amortization Expense	686.00
Bank Charges & Fees	88.00
Business Registration - CA	130.00
Contractor Expense	2,400.00
Delaware Inc. Expense	725.00
Insurance (WC)	1,511.14
Interest Paid (loans)	345.30
Legal & Professional Services	19,450.30
Office Supplies, Computers, Software	7,331.61
Other Business Expenses	3,551.59
Other Expenses	0.00
Fraudulent Bank Fees	15,522.83
Total Other Expenses	**15,522.83**
Payroll Expenses	0.00
Taxes	7,234.87
Wages	229,926.74
Total Payroll Expenses	**237,161.61**
Rent & Lease	3,592.82
Research & Development	209,663.78
Taxes & Licenses	50.00
Total Expenses	**$508,919.19**
NET OPERATING INCOME	**$ -508,919.19**
Other Income	
Interest Income	10.17
Total Other Income	**$10.17**
NET OTHER INCOME	**$10.17**
NET INCOME	**$ -508,909.02**